Formation Minerals, Inc.

4730 S. Fort Apache Rd.

Suite 300

Las Vegas, Nevada 89147
(972) 217-4080

May 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Formation Minerals, Inc. (formerly known as Verde Bio Holdings, Inc.) Withdrawal of Form S-1 initially filed on November 3, 2023 Registration No. 333-275288

Ladies and Gentlemen:

On behalf of Formation Minerals, Inc., a Nevada corporation formerly known as Verde Bio Holdings, Inc. (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement filed on Form S-1 (Registration No. 333-275288) as initially filed by the Company with the Securities and Exchange Commission (“Commission”) on November 3, 2023, together with all exhibits and amendments thereto (as amended, the “Registration Statement”) be withdrawn effective immediately.

The Company is requesting the withdrawal of the Registration Statement as it determined not to proceed with the offering contemplated in the Registration Statement. The Company confirms that no securities have been sold under the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to J. Martin Tate, Esq. of Kunzler Bean & Adamson, via email at mtate@kba.law.

Should you have any questions regarding this request for withdrawal, please contact J. Martin Tate of Kunzler Bean & Adamson by telephone at (801) 792-5002.

FORMATION MINERALS, INC. (formerly known as Verde Bio Holdings, Inc.)

By: Formation Minerals, Inc. (formerly known as SensaSure Technologies Inc.) as successor by merger to Verde Bio Holdings, Inc.

By:	/s/ Scott A. Cox
Name: Scott A. Cox
Title: President, Chief Executive Officer and Chief Financial Officer